------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                  SCHEDULE 13D

             under the Securities Exchange Act of 1934 as amended
                                (Amendment No. 5)

                            WIMM-BILL-DANN FOODS OJSC

-------------------------------------------------------------------------------
                                (Name of Issuer)

              ORDINARY SHARES, PAR VALUE 20 RUSSIAN RUBLES EACH

-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    97263M10

-------------------------------------------------------------------------------
                                 (CUSIP Number)

          Roman V. Bolotovsky                    Natalia V. Elizarova


       Wimm-Bill-Dann Foods OJSC           c/o I.M. Arteks Holdings Limited
   16/15 Yauzsky Blvd. Moscow 109028       Naousis, 1 Karapatakis Building,
                Russia                        P.C. 6018, Larnaca, Cyprus
         Tel: +7-095-105-5805                   Tel: + 357 24 66 88 00
         Fax: +7-095-105-5800                   Fax: + 357 24 66 88 66

            with a copy to:                        with a copy to:

        Mark M. Banovich, Esq.                 Joseph G. Connolly, Jr.
LeBoeuf, Lamb, Greene & MacRae, L.L.P.           Hogan Hartson L.L.P.
  5 Nikitsky Pereulok, Moscow 125009          555 Thirteenth Street, NW,
                Russia                           Washington, DC 20004
         Tel.: +7-095-737-5000                   Tel: 1-202-637-5600
         Fax: +7-095-737-5050                    Fax: 1-202-637-5910

-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 March 22, 2005


-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                            -------------------------

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]
                         (Continued on following pages)
                              (Page 1 of 16 Pages)

CUSIP No. 97263M10                    13D                        Page  2 of 17

1.    NAME OF REPORTING PERSON
-------------------------------------------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Gavril A. Yushvaev
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                         |-|
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation
               ----------------------------------------------------------------
               7.    SOLE VOTING POWER

                     None
               ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         25,689,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          8,272,948
               ----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,689,049
-------------------------------------------------------------------------------
12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      58.38%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page  3 of 17

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Mikhail V. Dubinin
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                         |-|
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation
               ----------------------------------------------------------------
               7.    SOLE VOTING POWER

                     None
               ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         25,689,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          2,869,336
               ----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,689,049
-------------------------------------------------------------------------------
12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      58.38%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page  4 of 17

------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Sergei A. Plastinin
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                         |-|
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation
               ----------------------------------------------------------------
               7.    SOLE VOTING POWER

                     None
               ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         25,689,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          4,730,239
               ----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,689,049
-------------------------------------------------------------------------------
12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      58.38%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page  5 of 17

------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Alexander S. Orlov
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                         |-|
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation
               ----------------------------------------------------------------
               7.    SOLE VOTING POWER

                     None
               ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         25,689,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          1,757,170
               ----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,689,049
-------------------------------------------------------------------------------
12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      58.38%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 6 of 17

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      David Iakobachvili
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                         |-|
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Kingdom of Sweden
               ----------------------------------------------------------------
               7.    SOLE VOTING POWER

                     None
               ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         25,689,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          4,164,500
               ----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

               ----------------------------------------------------------------
                     None
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,689,049

-------------------------------------------------------------------------------
12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      58.38%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 7 of 17

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Mikhail I. Vishnyakov
-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                         |-|
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation
               ----------------------------------------------------------------
               7.    SOLE VOTING POWER

                     None
               ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         25,689,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          1,036,517
               ----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,689,049

-------------------------------------------------------------------------------
12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      58.38%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 8 of 17

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Evgeny L. Yaroslavskiy
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                         |-|
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation

               ----------------------------------------------------------------
               7.    SOLE VOTING POWER

                     None
               ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         25,689,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          573,140
               ----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,689,049
-------------------------------------------------------------------------------
12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      58.38%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 9 of 17

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Victor E. Evdokimov
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                         |-|
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation

               ----------------------------------------------------------------
               7.    SOLE VOTING POWER

                     None
               ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         25,689,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          169,670
               ----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,689,049

-------------------------------------------------------------------------------
12.   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      58.38%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 10 of 17

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      I.M. Arteks Holdings Limited

-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                     |-|
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cyprus
               ----------------------------------------------------------------
               7.    SOLE VOTING POWER

                     None
               ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         25,689,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          2,115,529
               ----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,689,049
-------------------------------------------------------------------------------
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               |-|
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      58.38%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 11 of 17

                                  SCHEDULE 13D

     This Amendment No.5 (this "Amendment No.5") is being filed by the Reporting Persons to amend the statement on Schedule 13D filed with the Securities and Exchange Commission on September 16, 2003 (the "Initial Schedule 13D"), as amended by Amendment No.1 thereto filed with the Securities and Exchange Commission on November 21, 2003 ("Amendment No.1"), Amendment No.2 thereto filed with the Securities and Exchange Commission on March 3, 2004 ("Amendment No.2"), Amendment No.3 thereto filed with the Securities and Exchange Commission on March 30, 2004 ("Amendment No. 3"), and Amendment No.4 thereto filed with the Securities and Exchange Commission on June 25, 2004 ("Amendment No. 4"). The Initial Schedule 13D, as amended by Amendment No.1, Amendment No.2, Amendment No.3 and Amendment No.4, may be referred to herein as the "Schedule 13D".

Item 1.     Security and Issuer
            -------------------

     This Amendment No.5 is filed with respect to the ordinary shares, par value 20 Russian rubles per ordinary share (the "Ordinary Shares"), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the "Issuer"), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 109028, Russian Federation. The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which each American Depositary Share of the Issuer (the "American Depositary Shares" or "ADSs") represents one Ordinary Share. The Ordinary Shares may also be traded outside of the United States pursuant to Regulation S through a Global Depositary Share facility in which each Global Depositary Share of the Issuer (the "Global Depositary Shares" or "GDSs") represents one Ordinary Share. Each reference in this Amendment No.5 to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares or Global Depositary Shares representing such Ordinary Shares. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

Clauses (ii), (iii), (iv), (vi), (vii), (viii) and (ix) of Paragraphs (a) and
(b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

       (ii) Mikhail V. Dubinin is a direct holder of 2,869,336 Ordinary Shares, as to which Mikhail V. Dubinin possesses sole investment power;

      (iii) Sergei A. Plastinin is a direct holder of 4,730,239 Ordinary Shares, as to which Sergei A. Plastinin possesses sole investment power;

       (iv) Alexander S. Orlov is a direct holder of 1,757,170 Ordinary Shares, as to which Alexander S. Orlov possesses sole investment power;

       (vi) Mikhail I. Vishnyakov is a direct holder of 1,036,517 Ordinary Shares, as to which Mikhail I. Vishnyakov possesses sole investment power;

      (vii) Evgeny L. Yaroslavskiy is a direct holder of 573,140 Ordinary Shares, as to which Evgeny L. Yaroslavskiy possesses sole investment power;

     (viii) Victor E. Evdokimov is a direct holder of 169,670 Ordinary Shares, as to which Victor E. Evdokimov possesses sole investment power; and

      (ix) I.M.Arteks Holdings Limited is a direct holder of 2,115,529 Ordinary Shares, as to which I.M.Arteks Holdings Limited possesses sole investment power.

CUSIP No. 97263M10                    13D                        Page 12 of 17

(c) On March 22, 2005, certain of the Reporting Persons sold an aggregate of 1,320,000 Ordinary Shares, representing in the aggregate 3.00% of the Ordinary Shares, in private sales in Russia at a price per share of USD
      16.13. Each of the following Reporting Persons sold the number of Ordinary Shares, representing approximately the percentage of the Ordinary Shares, indicated below:

      Reporting Person     Number of Shares    Percentage of Shares
      ----------------     ----------------    --------------------

      Mikhail V. Dubinin        135,816            0.31%

      Sergei A. Plastinin       621,182            1.41%

      Alexander S. Orlov        175,033            0.40%

      Mikhail I.                103,248            0.23%
      Vishnyakov

      Evgeny L.                 57,091             0.13%
      Yaroslavskiy

      Victor E. Evdokimov       16,901             0.04%

      I.M.Arteks Holdings       210,729            0.48%
      Limited

(e) As a result of the transactions described in Item 5(c) above, I.M.Arteks Holdings Limited ceased to be the beneficial owner of more than 5% of the Ordinary Shares.

Item 6. Contacts. Arrangements, Understandings or Relationships with
        ------------------------------------------------------------
Respect to Securities of the Issuer
-----------------------------------

Paragraph 2 of the Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

2. Mikhail V. Dubinin entered into a number of agreements (the "Pledge Agreement") to pledge Ordinary Shares held by him as security for personal credits or credit lines of up to an aggregate maximum principal amount of USD 5,000,000. As of the date hereof, an aggregate of 1,250,000 Ordinary Shares have been pledged to secure an aggregate outstanding principal amount of USD 5,000,000. In the event of a default under any of the Pledge Agreements, the Ordinary Shares pledged thereunder would be subject to sale at a public auction, pending which Mikhail V. Dubinin would cease to have investment power over such Ordinary Shares and may have cease to have voting power with respect to such Ordinary Shares (or such voting power may be restricted) if an appropriate court order were to be obtained by the pledgee. In addition, certain of the Pledge Agreements and agreements ancillary thereto purport to cause investment power to vest in the pledgee immediately and without judicial intervention.

Item 7. Material to be Filed as Exhibits
        --------------------------------

(1) Power of Attorney, dated April 5, 2005, by each of the Natural Reporting Persons, appointing each of Roman V. Bolotovsky and Tatiana A. Mikhaylova, acting individually, as attorneys-in-fact.

CUSIP No. 97263M10                    13D                        Page 13 of 17

(2) Specific Power of Attorney, dated November 17, 2004, by I.M.Arteks Holdings Limited, appointing Natalia V. Elizarova as attorney-in-fact.

CUSIP No. 97263M10                    13D                        Page 14 of 17

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we, the undersigned, hereby certify that the information set forth in this statement is true, complete and correct.



Date:  April 8, 2005                  By   /s/ Roman V. Bolotovsky
                                           ____________________________________
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Gavril A.
                                           Yushvaev

Date:  April 8, 2005                  By   /s/ Roman V. Bolotovsky
                                           ____________________________________
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Mikhail V.
                                           Dubinin

Date:  April 8, 2005                  By   /s/ Roman V. Bolotovsky
                                           ____________________________________
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Sergei A.
                                           Plastinin

Date:  April 8, 2005                  By   /s/ Roman V. Bolotovsky
                                           ____________________________________
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Alexander S.
                                           Orlov

Date:  April 8, 2005                  By   /s/ Roman V. Bolotovsky
                                           ____________________________________
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for David
                                           Iakobachvili

Date:  April 8, 2005                  By   /s/ Roman V. Bolotovsky
                                           ____________________________________
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Mikhail I.
                                           Vishnyakov

Date:  April 8, 2005                  By   /s/ Roman V. Bolotovsky
                                           ____________________________________
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Victor E.
                                           Evdokimov

Date:  April 8, 2005                  By   /s/ Roman V. Bolotovsky
                                           ____________________________________
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Evgeny L.
                                           Yaroslavskiy

Date:  April 8, 2005                       I.M. Arteks Holdings Limited
                                      By   /s/  Natalia V. Elizarova
                                           ____________________________________
                                           Name: Natalia V. Elizarova
                                           Title:   Attorney-in-Fact

CUSIP No. 97263M10                    13D                        Page 15 of 17

                                                                     Exhibit 1
                                                                     ---------

                                Power of Attorney

      KNOW ALL PERSONS BY THESE PRESENTS, that Gavril A. Yushvaev, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, David Iakobachvili, Mikhail
I. Vishnyakov, Victor E. Evdokimov and Evgeny L. Yaroslavskiy hereby make, constitute and appoint each of Roman V. Bolotovsky and Tatiana A. Mikhaylova, acting individually, as their true and lawful attorneys with power to act without any other and with full power of substitution, to prepare, execute, deliver and file in their name and on their behalf, all filings required under Section 13 of the Securities Exchange Act of 1934, and all exhibits thereto and all documents in support thereof or supplemental thereto, and any and all amendments or supplements to the foregoing, hereby ratifying and confirming all acts and things which said attorneys or attorney might do or cause to be done by virtue hereof.

      IN WITNESS WHEREOF, Gavril A. Yushvaev, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, David Iakobachvili, Mikhail I. Vishnyakov, Victor E. Evdokimov and Evgeny L. Yaroslavskiy have each caused this power of attorney to be signed on their behalf as of the date indicated below.

      This power of attorney is valid for 3 (three) years from the date of its issuance.

      This power of attorney may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Date:  April 5, 2005                  By   /s/ Gavril A. Yushvaev
                                           ____________________________________
                                           Name: Gavril A. Yushvaev

Date:  April 5, 2005                  By   /s/ Mikhail V. Dubinin
                                           ____________________________________
                                           Name: Mikhail V. Dubinin

Date:  April 5, 2005                  By   /s/ Sergei A. Plastinin
                                           ____________________________________
                                           Name: Sergei A. Plastinin

Date:  April 5, 2005                  By   /s/ Alexander S. Orlov
                                           ____________________________________
                                           Name: Alexander S. Orlov

Date:  April 5, 2005                  By   /s/ David Iakobachvili
                                           ____________________________________
                                           Name: David Iakobachvili

Date:  April 5, 2005                  By   /s/ Mikhail I. Vishnyakov
                                           ____________________________________
                                           Name: Mikhail I. Vishnyakov

CUSIP No. 97263M10                    13D                        Page 16 of 17


Date:  April 5, 2005                  By   /s/ Victor E. Evdokimov
                                           ____________________________________
                                           Name: Victor E. Evdokimov

Date:  April 5, 2005                  By   /s/ Evgeny L. Yaroslavskiy
                                           ____________________________________
                                           Name: Evgeny L. Yaroslavskiy

CUSIP No. 97263M10                    13D                        Page 17 of 17

                                                                     Exhibit 2
                                                                     ---------

                           Specific Power of Attorney

     The Republic of Cyprus, the city of Larnaca on the 17th November, Two
                               Thousand and Four

KNOW ALL MEN BY THESE PRESENTS that


                          I.M. Arteks Holdings Limited

a company incorporated and registered under and pursuant to the Laws of the Republic of Cyprus under Reg. No. 141751 with Registered Office at Naousis 1, Karapatakis Building, P.O. 6018, Larnaca, Cyprus, (hereinafter called "the Grantor") has made, constituted and appointed and by these presents does make, constitute and appoint


                         Elizarova Natalia Vladimirovna,
   born on December 09, 1949 (passport No. 45 05 119606, issued by Passport Office No. 1 of OVD of Taganskiy district of Moscow on April 16, 2003), residing at: Moscow, B. Fakelniy pereulok, 2/22, apt. 75

(hereinafter called "the Attorney") its Attorney, for it and in its name, place and stead to do all or any of the following acts and deeds:

1. To represent the Grantor before any other person, persons, corporations, organizations, agencies, governmental authorities, security or stock exchanges, depositaries or any other authority or legal entity or registrar with regards to the purchase and sale of shares/securities and/or participatory interests of any company or corporation (hereinafter the "Shares");

2. To negotiate, enter into, sign any contract or sale agreement on behalf of the Grantor and to carry into effect and perform all such agreements entered into by the Grantor with any other person, persons, corporations, organizations or agencies with regards to the purchase and sale of Shares;

3. To execute and sign on behalf of the Grantor any transfers, assignments, deeds and instruments whatsoever and perform any and all acts and formalities deemed necessary with relation to the purchase and sale of Shares;

4. To execute, sign, deliver, submit and receive any and all documents and notices necessary or advisable for proper performing or causing to be performed of all and any acts which the Attorney is by these presents empowered to do; and,

AND the Grantor hereby undertakes to ratify everything which the Attorney in that behalf hereinbefore contained shall do or purport to do in virtue of this Power of Attorney.

IN WITNESS WHEREOF the Common Seal of the Company was affixed to this deed in the presence of Dr. Andreas Karapatakis, Mr. Jean-Pierre Haroutounian and A.J.K. Management Services Limited, this 17th day of November, 2004.


For and on Behalf of I.M. Arteks Holdings Limited

/s/ Andreas Karapatakis
    -------------------
Dr. Andreas Karapatakis
Director                      [I.M. Arteks Holdings Limited Seal]

/s/ Jean-Pierre Haroutounian
    ------------------------
Mr. Jean-Pierre Haroutounian
Director

/s/ for and on behalf of A.J.K. Management Services Limited
    -------------------------------------------------------
A.J.K. Management Services Limited, Secretary   [A.J.K. Management Services
                                                 Limited Seal]

           This Power of Attorney is valid for the period of one year.